September 8, 2025

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549-4561

Re: Venyra Corp

Registration Statement on Form S-1 Filed July 18, 2025

File No. 333-288757

Ladies and Gentlemen:

This letter is being furnished by name (the “Company”) in response to comments contained in the letter dated August 14, 2025 (the “Letter”) from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Juvenal Victor Fontes Dos Santos, President of the Company, with respect to the Registration Statement on Form S-1 (File No. 333-288757) that was initially submitted to the Commission on 18th of July (the “Registration Statement”). The Company is submitting Amendment No. 1 to the Company’s Registration Statement (“Amendment No. 1”), including the prospectus contained therein, which includes changes that reflect responses to the Staff’s comments.

Form S-1 filed July 18, 2025

Because our sole officer and director will only be devoting limited time to our operations..., page 18

1. You indicate that your sole officer and director will devote limited time to your operations, but then state that he will be devoting approximately 40 hours per week to your operations. Please clarify why you consider 40 hours per week to be insufficient time that may lead to the risks discussed.

RESPONSE:

We acknowledge the Staff’s comment. While our sole officer and director will devote approximately 40 hours per week to our operations, we have described this as “limited time” in the context of the extensive responsibilities required to manage, grow, and oversee all aspects of a public company. Given the broad scope of strategic, operational, financial, and regulatory duties, 40 hours per week may be insufficient to fully address all potential risks inherent in our operations and in compliance with applicable reporting requirements. Accordingly, we believe that describing this as limited time appropriately reflects the potential risk that certain matters may require additional attention beyond the officer’s current weekly allocation.

Because we do not plan to register our common stock under the Exchange Act..., page 20

2. Please note that a company reporting under Section 15(d) is required to file current reports on Form 8-K. Remove your disclosure stating otherwise.

RESPONSE:

We acknowledge the Staff’s comment. We have revised our disclosure on page 20 of the Registration Statement to clarify that, as a company reporting under Section 15(d) of the Securities Exchange Act of 1934, we will be required to file current reports on Form 8-K. The revised disclosure no longer suggests otherwise.

Dilution, page 24

3. Please revise the table to present amounts in the proper number format. For example, revise the % dilution amount to be in the format of a percentage. Please confirm that the percentages are properly calculated. In addition, the number of shares after offering held by public investors and total shares issued and outstanding should not be formatted with dollar signs. Please revise the table accordingly.

RESPONSE:

We have analyzed the table on page 24 and made the necessary revisions. We've ensured that all amounts, including percentages, are presented in the correct number format as requested.

In order to ensure the correctness of the calculations, we attach the formula used in the calculations: The percentage of dilution (% dilution) is calculated by dividing the dilution per share by the offering price per share. This provides a direct and quantifiable measure of the dilution's impact, which is essential for accurate financial reporting and analysis. This ratio expresses the per-share value loss as a percentage of the new capital introduced.

Description of Business, page 26

4.	Please revise this section to describe what steps need to be taken to develop your planned platform and its key features, the timelines for each step and associated costs. Under "Plan of Operation," discuss the level of operations or completion of steps you would expect to achieve with each level of proceeds from the offering.

RESPONSE:

We acknowledge the Staff’s comment. We have updated the “Description of Business” section to include a Development Roadmap that describes the steps necessary to develop our planned platform, including key features, expected timelines, and estimated costs for each step. Additionally, we revised the “Plan of Operation” section to discuss the level of operations and completion of development stages we would expect to achieve at various levels of proceeds raised from the offering.

5.	You indicate that you entered into an API Development Agreement on May 26, 2025 for the development of your AI Business Plan Generator and expect the API to be completed by the end of July 2025. Please disclose the material terms of the agreement, file the agreement as an exhibit and update the expected completion date.

 RESPONSE:

We acknowledge the Staff’s comment. We have revised the disclosure on page 26 of the Registration Statement to include the material terms of the API Development Agreement dated May 26, 2025, and we have filed the agreement as Exhibit 10.5. We have also updated the disclosure to reflect the revised expected completion date of the API development.

6.	Please discuss whether the AI technologies you plan to integrate into your planned products would be proprietary or would use third party open-source AI algorithms. Describe how AI technologies would be used in your planned products and the costs to use them. Update your risk factor disclosure to discuss the risks with using third party AI technologies.

RESPONSE:

We acknowledge the Staff’s comment. We have revised the disclosure to clarify that the AI technologies integrated into our products are our proprietary models, developed and trained using publicly available open-source resources. The AI Business Plan Generator is currently operational and processes client inputs to generate structured business plans. Future AI-powered services, including the Business Name Generator and Logo Generator, will likewise be based on our proprietary models, further enhanced through the use of open resources. We have also updated the risk factor disclosure on page 15 to address potential risks associated with using third-party and open-source AI technologies, including reliance on external providers, potential limitations or errors in the underlying algorithms, and intellectual property considerations.

7.	It appears premature to discuss competitive advantages of your planned operations in light of your current stage of development and capital resources. Please revise.

RESPONSE:

We acknowledge the Staff’s comment. We have revised the disclosure to reflect the Company’s current stage of development. As of the date of this filing, Venyra Corporation has a functional website and the AI Business Plan Generator. The revised disclosure highlights the current capabilities of the platform and, in a separate section, notes planned enhancements and future features in a forward-looking manner. We believe this revision provides a more accurate and balanced presentation of the Company’s operations and competitive position at this stage.

8.	The address you indicate is the location of your office space appears to be a virtual office that provides mail forwarding services. Please clarify your disclosure.

RESPONSE:

We acknowledge the Staff’s comment. We have revised the disclosure of the Registration Statement to clarify that our business address represents a virtual office.

Directors, Executive Officers, Promoters and Control Persons, page 36

9. Please revise the biography of Mr. Fontes Dos Santos so that it clearly covers his business experience for the last five years. For example, it is not clear how long he worked at the Valencia-based technology startup, where he subsequently worked before becoming Venyra's sole officer and director in February 2025 or whether he has any other current occupation.

RESPONSE:

We acknowledge the Staff’s comment. We have revised the biography of Mr. Fontes Dos Santos on page 37 of the Registration Statement to provide a complete description of his business experience during the last five years, including the specific time periods of his employment at B2W Digital and Jeff, and confirmation that he has no other current occupation.

Exhibits

10. Please resubmit Exhibit 5.1 in a format that is text searchable.

RESPONSE:

We acknowledge the Staff’s comment. We have refiled Exhibit 5.1 in a text-searchable format.

Thank you.

Venyra Corp
By:	/s/	Juvenal Victor Fontes Dos Santos
	Name:	Juvenal Victor Fontes Dos Santos
	Title:	President, Treasurer, Secretary and Director (Principal Executive, Financial and Accounting Officer)